

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Michael R. Dunn
Chief Executive Officer and Chief Financial Officer
FITT Highway Products, Inc.
26381 Crown Valley Parkway, Suite 230
Mission Viejo, CA 92691

> **Re:** **FITT Highway Products, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed May 14, 2014**
> **File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Description of Business, page 3

1. We note your response to prior comment 1. Please disclose whether a Final Notice of Intent to Levy has been received and state that the IRS may seize and sell any type of real or personal property that you own or have an interest in to satisfy the levy. In addition, please explain how you intend to satisfy the IRS levy in the absence of royalty payments from F.I.T.T. Energy Products, Inc. and disclose whether you have communicated with the IRS about the levy since the termination of royalty payments.

Intellectual Property, page 8

2. We note your response to prior comment 7. Please disclose whether or not you own or license any patents in connection with your product. In addition, please state, if true, that

Wellington could sell energy shots of its own using the formula for your energy shots and exclude you or could sell the rights to the formula to third parties who could compete against you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director